UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
______________

SCHEDULE 13D
(Amendment No.3)

Under the Securities Exchange Act of 1934

ENTREMED, INC.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

29382F 202
(CUSIP Number)

Chi Sing Ho
c/o IDG Capital Management (HK) Company Limited
Unit 5505, The Center
99 Queen’s Road, Central
Hong Kong

Copies to:
Howard Zhang
c/o Davis Polk & Wardwell LLP
2201 China World Office 2
1 Jian Guo Men Wai Avenue
Chao Yang District, Beijing 100004, P.R. China

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 1, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Person

IDG-Accel China Growth Fund III L.P.

2.	Check the Appropriate Box if a Member of a Group
(a)	☐
(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 6,389,792(1)
8. Shared Voting Power 452,991(2)
9. Sole Dispositive Power 6,389,792 (1)
10. Shared Dispositive Power 452,991(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

6,842,783

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	

13.	Percent of Class Represented by Amount in Row 11

30.4%(3)

14.	Type of Reporting Person (See Instructions) PN

(1) These securities include (i) 4,118,730 shares of common stock issued to the Reporting Person upon conversion of certain subordinated mandatorily convertible promissory note; (ii) 812,000 shares of common stock issuable upon exercise at $1.40 per share of certain warrant issued by the Issuer to the Reporting Person; (iii) 972,708 shares of common stock to be issued by the Issuer to the Reporting Person upon the closing (the “Closing”) of the transaction contemplated under that certain Securities Purchase agreement, entered into on March 1, 2013, among the Issuer and certain purchasers, including the Reporting Person and IDG-Accel China III Investors L.P. (“IDG-Accel Investors”) and (iv) 486,354 shares of common stock issuable upon exercise at $2.91 per share of certain warrants to be issued by the Issuer to the Reporting Person upon the Closing.

(2) These securities include (i) 291,989 shares of common stock issued to IDG-Accel Investors upon conversion of certain subordinated mandatorily convertible promissory note; (ii) 57,565 shares of common stock issuable upon exercise at $1.40 per share of certain warrant issued by the Issuer to IDG-Accel Investors; (iii) 68,958 shares of common stock to be issued by the Issuer to IDG-Accel Investors upon the Closing and (iv) 34,479 shares of common stock issuable upon exercise at $2.91 per share of certain warrants to be issued by the Issuer to IDG-Accel Investors upon the Closing. The Reporting Person has the same ultimate general partner, IDG-Accel China Growth Fund GP III Associates Ltd., as IDG-Accel Investors. By virtue of this affiliation, the Reporting Person may be deemed to be under common control with IDG-Accel Investors and thus share voting and dispositive power with respect to these shares.

(3) Based on 22,503,393 shares of common stock outstanding as of November 8, 2012, as reported in the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012 of the Issuer, filed with the Securities and Exchange Commission on November 14, 2012.

1.	Name of Reporting Person

IDG-Accel China III Investors L.P.

2.	Check the Appropriate Box if a Member of a Group
(a)	☐
(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 452,991 (1)
8. Shared Voting Power 6,389,792 (2)
9. Sole Dispositive Power 452,991 (1)
10. Shared Dispositive Power 6,389,792 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

6,842,783

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	

13.	Percent of Class Represented by Amount in Row 11

30.4% (3)

14.	Type of Reporting Person (See Instructions) PN

(1) These securities include (i) 291,989 shares of common stock issued to the Reporting Person upon conversion of certain subordinated mandatorily convertible promissory note; (ii) 57,565 shares of common stock issuable upon exercise at $1.40 per share of certain warrant issued by the Issuer to the Reporting Person; (iii) 68,958 shares of common stock to be issued by the Issuer to the Reporting Person upon the closing (the “Closing”) of the transaction contemplated under that certain Securities Purchase Agreement, entered into on March 1, 2013, among the Issuer and certain purchasers, including the Reporting Person and IDG-Accel China Growth Fund III L.P. (“IDG-Accel Growth”) and (iv) 34,479 shares of common stock issuable upon exercise at $2.91 per share of certain warrants to be issued by the Issuer to the Reporting Person upon the Closing.

(2) These securities include (i) 4,118,730 shares of common stock issued to IDG-Accel Growth upon conversion of certain subordinated mandatorily convertible promissory note; (ii) 812,000 shares of common stock issuable upon exercise at $1.40 per share of certain warrant issued by the Issuer to IDG-Accel Growth; (iii) 972,708 shares of common stock to be issued by the Issuer to IDG-Accel Growth upon the Closing and (iv) 486,354 shares of common stock issuable upon exercise at $2.91 per share of certain warrants to be issued by the Issuer to IDG-Accel Growth upon the Closing. The Reporting Person has the same ultimate general partner, IDG-Accel China Growth Fund GP III Associates Ltd., as IDG-Accel Growth. By virtue of this affiliation, the Reporting Person may be deemed to be under common control with IDG-Accel Growth and thus share voting and dispositive power with respect to these shares.

(3) Based on 22,503,393 shares of common stock outstanding as of November 8, 2012, as reported in the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012 of the Issuer, filed with the Securities and Exchange Commission on November 14, 2012.

1.	Name of Reporting Person

IDG-Accel China Growth Fund III Associates L.P.

2.	Check the Appropriate Box if a Member of a Group
(a)	☐
(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 6,389,792(1)
8. Shared Voting Power 452,991(2)
9. Sole Dispositive Power 6,389,792 (1)
10. Shared Dispositive Power 452,991(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

6,842,783

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	

13.	Percent of Class Represented by Amount in Row 11

30.4% (3)

14.	Type of Reporting Person (See Instructions) PN

(1) These securities include (i) 4,118,730 shares of common stock issued to IDG-Accel China Growth Fund III L.P. (“IDG-Accel Growth”) upon conversion of certain subordinated mandatorily convertible promissory note; (ii) 812,000 shares of common stock issuable upon exercise at $1.40 per share of certain warrant issued by the Issuer to IDG-Accel Growth; (iii) 972,708 shares of common stock to be issued by the Issuer to IDG-Accel Growth upon the closing (the “Closing”) of the transaction contemplated under that certain Securities Purchase Agreement, entered into on March 1, 2013, among the Issuer and certain purchasers, including IDG-Accel Growth and IDG-Accel China III Investors L.P. (“IDG-Accel Investors”); (iv) 486,354 shares of common stock issuable upon exercise at $2.91 per share of certain warrants to be issued by the Issuer to IDG-Accel Growth upon the Closing.  The Reporting Person is the sole general partner of IDG-Accel Growth. By virtue of this affiliation, the Reporting Person may be deemed to have sole voting and dispositive power with respect to all these securities.

(2) These securities include (i) 291,989 shares of common stock issued to IDG-Accel Investors upon conversion of certain subordinated mandatorily convertible promissory note; (ii) 57,565 shares of common stock issuable upon exercise at $1.40 per share of certain warrant issued by the Issuer to IDG-Accel Investors; (iii) 68,958 shares of common stock to be issued by the Issuer to IDG-Accel Investors upon the Closing and (iv) 34,479 shares of common stock issuable upon exercise at $2.91 per share of certain warrants to be issued by the Issuer to IDG-Accel Investors upon the Closing. The Reporting Person has the same general partner, IDG-Accel China Growth Fund GP III Associates Ltd. as IDG-Accel Investors. By virtue of this affiliation, the Reporting Person may be deemed to be under common control with IDG-Accel Investors and thus share voting and dispositive power with respect to these shares.

(3) Based on 22,503,393 shares of common stock outstanding as of November 8, 2012, as reported in the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012 of the Issuer, filed with the Securities and Exchange Commission on November 14, 2012.

1.	Name of Reporting Person

IDG-Accel China Growth Fund GP III Associates Ltd.

2.	Check the Appropriate Box if a Member of a Group
(a)	☐
(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 6,842,783 (1)
8. Shared Voting Power 0
9. Sole Dispositive Power 6,842,783 (1)
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

6,842,783

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	

13.	Percent of Class Represented by Amount in Row 11

30.4% (2)

14.	Type of Reporting Person (See Instructions) CO

(1) These securities include (i) 4,118,730 shares of common stock issued to IDG-Accel China Growth Fund III L.P. (“IDG-Accel Growth”) upon conversion of certain subordinated mandatorily convertible promissory note; (ii) 812,000 shares of common stock issuable upon exercise at $1.40 per share of certain warrant issued by the Issuer to IDG-Accel Growth; (iii) 972,708 shares of common stock to be issued by the Issuer to IDG-Accel Growth upon the closing (the “Closing”) of the transaction contemplated under that certain Securities Purchase Agreement, entered into on March 1, 2013, among the Issuer and certain purchasers, including IDG-Accel Growth and IDG-Accel China III Investors L.P. (“IDG-Accel Investors”); (iv) 486,354 shares of common stock issuable upon exercise at $2.91 per share of certain warrants to be issued by the Issuer to IDG-Accel Growth upon the Closing; (v) 291,989 shares of common stock issued to IDG-Accel Investors upon conversion of certain subordinated mandatorily convertible promissory note; (vi) 57,565 shares of common stock issuable upon exercise at $1.40 per share of certain warrant issued by the Issuer to IDG-Accel Investors; (vii) 68,958 shares of common stock to be issued by the Issuer to IDG-

Accel Investors upon the Closing and (viii) 34,479 shares of common stock issuable upon exercise at $2.91 per share of certain warrants to be issued by the Issuer to IDG-Accel Investors upon the Closing. The Reporting Person is the ultimate general partner of both IDG-Accel Growth and IDG-Accel Investors. By virtue of this affiliation, the Reporting Person may be deemed to have voting and dispositive power with respect to all these shares.

(2) Based on 22,503,393 shares of common stock outstanding as of November 8, 2012, as reported in the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012 of the Issuer, filed with the Securities and Exchange Commission on November 14, 2012.

1.	Name of Reporting Person

Chi Sing Ho

2.	Check the Appropriate Box if a Member of a Group
(a)	☐
(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	

6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 6,842,783 (1)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 6,842,783 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

6,842,783

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	

13.	Percent of Class Represented by Amount in Row 11

30.4% (2)

14.	Type of Reporting Person (See Instructions) IN

(1) These securities include (i) 4,118,730 shares of common stock issued to IDG-Accel China Growth Fund III L.P. (“IDG-Accel Growth”) upon conversion of certain subordinated mandatorily convertible promissory note; (ii) 812,000 shares of common stock issuable upon exercise at $1.40 per share of certain warrant issued by the Issuer to IDG-Accel Growth; (iii) 972,708 shares of common stock to be issued by the Issuer to IDG-Accel Growth upon the closing (the “Closing”) of the transaction contemplated under that certain Securities Purchase Agreement, entered into on March 1, 2013, among the Issuer and certain purchasers, including IDG-Accel Growth and IDG-Accel China III Investors L.P. (“IDG-Accel Investors”); (iv) 486,354 shares of common stock issuable upon exercise at $2.91 per share of certain warrants to be issued by the Issuer to IDG-Accel Growth upon the Closing; (v) 291,989 shares of common stock issued to IDG-Accel Investors upon conversion of certain subordinated mandatorily convertible promissory note; (vi) 57,565 shares of common stock issuable upon exercise at $1.40 per share of certain warrant issued by the Issuer to IDG-Accel Investors; (vii) 68,958 shares of common stock to be issued by the Issuer to IDG-

Accel Investors upon the Closing and (viii) 34,479 shares of common stock issuable upon exercise at $2.91 per share of certain warrants to be issued by the Issuer to IDG-Accel Investors upon the Closing. The Reporting Person and Quan Zhou are directors and shareholders of IDG-Accel China Growth Fund GP III Associates Ltd., the ultimate general partner of IDG-Accel Growth and IDG-Accel Investors, thus may be deemed to share voting and dispositive power with respect to all these shares.

(2) Based on 22,503,393 shares of common stock outstanding as of November 8, 2012, as reported in the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012 of the Issuer, filed with the Securities and Exchange Commission on November 14, 2012.

1.	Name of Reporting Person

Quan Zhou

2.	Check the Appropriate Box if a Member of a Group
(a)	☐
(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 6,842,783 (1)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 6,842,783 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

6,842,783

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	

13.	Percent of Class Represented by Amount in Row 11

30.4% (2)

14.	Type of Reporting Person (See Instructions) IN

(1) These securities include (i) 4,118,730 shares of common stock issued to IDG-Accel China Growth Fund III L.P. (“IDG-Accel Growth”) upon conversion of certain subordinated mandatorily convertible promissory note; (ii) 812,000 shares of common stock issuable upon exercise at $1.40 per share of certain warrant issued by the Issuer to IDG-Accel Growth; (iii) 972,708 shares of common stock to be issued by the Issuer to IDG-Accel Growth upon the closing (the “Closing”) of the transaction contemplated under that certain Securities Purchase Agreement, entered into on March 1, 2013, among the Issuer and certain purchasers, including IDG-Accel Growth and IDG-Accel China III Investors L.P. (“IDG-Accel Investors”); (iv) 486,354 shares of common stock issuable upon exercise at $2.91 per share of certain warrants to be issued by the Issuer to IDG-Accel Growth upon the Closing; (v) 291,989 shares of common stock issued by IDG-Accel Investors upon conversion of certain subordinated mandatorily convertible promissory note; (vi) 57,565 shares of common stock issuable upon exercise at $1.40 per share of certain warrant issued by the Issuer to IDG-Accel Investors; (vii) 68,958 shares of common stock to be issued by the Issuer to IDG-

Accel Investors upon the Closing and (viii) 34,479 shares of common stock issuable upon exercise at $2.91 per share of certain warrants to be issued by the Issuer to IDG-Accel Investors upon the Closing. The Reporting Person and Chi Sing Ho are directors and shareholders of IDG-Accel China Growth Fund GP III Associates Ltd., the ultimate general partner of IDG-Accel Growth and IDG-Accel Investors, thus may be deemed to share voting and dispositive power with respect to all these shares.

(2) Based on 22,503,393 shares of common stock outstanding as of November 8, 2012, as reported in the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012 of the Issuer, filed with the Securities and Exchange Commission on November 14, 2012.

This Amendment No. 3 amends the Statement on Schedule 13D dated January 30, 2012 as amended by Amendment No. 1 dated February 2, 2012 and Amendment No. 2 dated June 11, 2012 and is being filed to reflect (i) 972,708 shares of common stock to be issued to IDG-Accel China Growth Fund III L.P., an exempted Cayman Islands limited partnership (“IDG-Accel Growth”), by the Issuer upon the closing (the “Closing”) of the transaction contemplated under that certain Securities Purchase Agreement (the “Securities Purchase agreement”), entered into on March 1, 2013, among the Issuer and certain purchasers, including IDG-Accel Growth and IDG-Accel China III Investors L.P., an exempted Cayman Islands limited partnership (“IDG-Accel Investors”); (ii) 486,354 shares of common stock issuable upon exercise at $2.91 per share of certain warrants to be issued to IDG-Accel Growth by the Issuer upon the Closing; (iii) 68,958 shares of common stock to be issued to IDG-Accel Investors by the Issuer upon the Closing and (iv) 34,479 shares of common stock issuable upon exercise at $2.91 per share of certain warrants to be issued to IDG-Accel Investors by the Issuer upon the Closing.

Item 1.    Security and Issuer.

The class of equity securities to which this Statement on Schedule 13D relates is the common stock, par value $0.01 per share (the “Common Stock”), of EntreMed, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 9640 Medical Center Drive, Rockville, Maryland, 20850.

Item 2.    Identity and Background.

(a)           This Statement on Schedule 13D is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”): (i) IDG-Accel Growth, (ii) IDG-Accel Investors, (iii) IDG-Accel China Growth Fund III Associates L.P., an exempted Cayman Islands limited partnership and the sole general partner of IDG-Accel Growth (“IDG-Accel Associates”), (iv) IDG-Accel China Growth Fund GP III Associates, Ltd., an exempted Cayman Islands limited company (“IDG-Accel GP,” and collectively with IDG-Accel Growth, IDG-Accel Investors and IDG-Accel Associates, “IDG-Accel”), and the sole general partner of each of IDG-Accel Investors and IDG-Accel Associates, (v) Chi Sing Ho, an individual, and director and shareholder of IDG-Accel GP, and (vi) Quan Zhou, an individual, and director and shareholder of IDG-Accel GP.

(b)           The business address for the Reporting Persons is c/o IDG Capital Management (HK) Company Limited, Unit 5505, The Center, 99 Queen’s Road, Central, Hong Kong.

(c)           The business of IDG-Accel is that of a private limited partnership (in the case of IDG-Accel Growth, IDG-Accel Investors and IDG-Accel Associates) or a private limited liability company (in the case of IDG-Accel GP), engaged in making investments in securities of public and private companies for its own account.  The principal employment of each of Chi Sing Ho and Quan Zhou is a director of IDG-Accel GP.

The name of each director of IDG-Accel is as follow: Chi Sing Ho and Quan Zhou.  IDG-Accel does not have executive officers.

(d)           None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           None of the Reporting Persons was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Chi Sing Ho is a Canadian citizen.  Quan Zhou is a United States citizen.

Item 3.   Source and Amount of Funds or Other Consideration.

Pursuant to the Securities Purchase Agreement and upon the Closing, IDG-Accel Growth and IDG-Accel Investors will purchase from the Issuer in a registered direct offering (the “Transaction”) pursuant to a registration statement on Form S-3 (File No. 333-184128) filed with the Securities and Exchange Commission (the “SEC”) at an

aggregate purchase price of $2.5 million (the “Consideration”) 1,041,666 shares of Common Stock (the “Shares”) and the Issuer also will issue to IDG-Accel Growth and IDG-Accel Investors warrants (the “Warrants”) to purchase an aggregate of 520,833 shares of Common Stock.  The Warrants are exercisable at $2.91 per share from the date that is 181 days after the date of issuance (the “Initial Exercise Date”) and expire three years after the Initial Exercise Date.  The source of funds for the Consideration was the available capital of IDG-Accel, which may, at any given time, include margin loans made by brokerage firms or unsecured borrowings under a working capital credit line, each in the ordinary course of business.

Item 4.   Purpose of Transaction.

The Reporting Persons will purchase the Shares and Warrants for investment purposes. The Reporting Persons may from time to time purchase shares of the Common Stock or other equity interests of the Issuer in open market or private transactions or otherwise. The timing and amount of any such purchases will depend on market conditions, business conditions affecting the Issuer and other factors. The Reporting Persons also reserve the right to reduce their interest in the Issuer from time to time by open market or private sales of the Common Stock or other equity interests of the Issuer. These purchases or sales could involve one or more of the types of transactions or have one or more of the results specified in clauses (a) through (j) of Item 4 of Schedule 13D under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Any such purchases or sales or other transaction would be made in compliance with all applicable laws and regulations. Notwithstanding anything contained herein, the Reporting Persons specifically reserves the right to change their intention with respect to any or all of such matters.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D under the Exchange Act.

A copy of the Securities Purchase Agreement is filed as Exhibit 99.1 hereto, and is incorporated herein by reference.  The form of the Warrants is filed as Exhibit 99.2 hereto, and is incorporated herein by reference.

Item 5.    Interest in Securities of the Issuer.

(a)           Each of the Reporting Persons’ current ownership in the Issuer and the Common Stock is set forth on the cover pages to this Statement on Schedule 13D and is incorporated by reference herein. The ownership percentage appearing on such pages has been calculated based on a total of 22,503,393 shares of Common Stock outstanding as of November 8, 2012, as reported in the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012 of the Issuer, filed with the SEC on November 14, 2012. The Reporting Persons disclaim membership in any “group” with any person other than the Reporting Persons. The filing of this Statement on Schedule 13D by the Reporting Persons shall not be considered an admission that such Reporting Persons, for the purpose of Section 13(d) of the Exchange Act, are the beneficial owners of any of the shares of Common Stock covered in this Statement on Schedule 13D, and the Reporting Persons expressly disclaim such beneficial ownership.

(b)           The following table sets forth the beneficial ownership of shares of Common Stock for each of the Reporting Persons.

Reporting Person	Number of Shares of Common Stock Beneficially Owned	Percentage of Common Stock	Sole Power to Vote/Direct Vote	Shared Power to Vote/Direct Vote	Sole Power to Dispose/Direct Disposition	Shared Power to Dispose/Direct Disposition
IDG-Accel Growth	6,842,783	30.4%	6,389,792	452,991	6,389,792	452,991
IDG-Accel Investors	6,842,783	30.4%	452,991	6,389,792	452,991	6,389,792
IDG-Accel Associates	6,842,783	30.4%	6,389,792	452,991	6,389,792	452,991

IDG-Accel GP	6,842,783	30.4%	6,842,783	0	6,842,783	0
Chi Sing Ho	6,842,783	30.4%	0	6,842,783	0	6,842,783
Quan Zhou	6,842,783	30.4%	0	6,842,783	0	6,842,783

(c)           Other than as described in Items 3 and 4 above, there have been no transactions in the Common Stock that were effected during the past sixty days by any of the Reporting Persons.

(d)           Not applicable.

(e)           Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The terms of the Securities Purchase Agreement and the Warrants described in Items 3 and 4 of this Statement on Schedule 13D are incorporated herein by reference.

Except as described in Items 1 through 7 of this Statement on Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except for standard default and similar provisions contained in loan agreements.

Item 7.   Material to be Filed as Exhibits.

Exhibit Number	Document
99.1	Securities Purchase Agreement, dated March 1, 2013, by and among EntreMed, Inc., IDG-Accel China Growth Fund III L.P., IDG-Accel China III Investors L.P., and the other purchasers party thereto.
99.2	Form of Common Stock Purchase Warrant to be issued to each of IDG-Accel China Growth Fund III L.P. and IDG-Accel China III Investors L.P. (Included in Exhibit 99.1).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

IDG-ACCEL CHINA GROWTH FUND III L.P.
By:   IDG- Accel China Growth Fund III Associates L.P.
         its General Partner

By:   IDG-Accel China Growth Fund GP III Associates Ltd.
         its General Partner

By: /s/ Chi Sing Ho
Name: Chi Sing Ho
Title: Authorized Signatory
Dated:  March 4, 2013

IDG-ACCEL CHINA III INVESTORS L.P.
By: IDG-Accel China Growth Fund GP III Associates Ltd.
       its General Partner

By: /s/ Chi Sing Ho
Name: Chi Sing Ho
Title: Authorized Signatory
Dated:   March 4, 2013

IDG-ACCEL CHINA GROWTH FUND III ASSOCIATES L.P.

By:   IDG-Accel China Growth Fund GP III Associates Ltd.
         its General Partner

By: /s/ Chi Sing Ho
Name: Chi Sing Ho
Title: Authorized Signatory
Dated:   March 4, 2013

IDG-ACCEL CHINA GROWTH FUND GP III ASSOCIATES LTD.

By: /s/ Chi Sing Ho
Name: Chi Sing Ho
Title: Authorized Signatory
Dated:   March 4, 2013

Chi Sing Ho

By: /s/ Chi Sing Ho
Name: Chi Sing Ho
Dated:   March 4, 2013

Quan Zhou

By: /s/ Quan Zhou
Name: Quan Zhou
Dated:   March 4, 2013

EXHIBITS

Exhibit Number	Document
99.1	Securities Purchase Agreement, dated March 1, 2013, by and among EntreMed, Inc., IDG-Accel China Growth Fund III L.P., IDG-Accel China III Investors L.P., and the other purchasers party thereto.
99.2	Form of Common Stock Purchase Warrant to be issued to each of IDG-Accel China Growth Fund III L.P. and IDG-Accel China III Investors L.P. (Included in Exhibit 99.1).